UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number 001-32240

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH PAPER 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH PAPER, INC.

3460 Preston Ridge Road
Suite 600
Alpharetta, Georgia 30005

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011.

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2012.

Supplemental Schedule H, Line 4i -Schedule of Assets (Held at End of Year) as of December 31, 2012.

NEENAH PAPER 401(k) RETIREMENT PLAN

Financial Statements as of December 31, 2012 and 2011 and

for the year ended December 31, 2012

Note:

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and

Participants of Neenah Paper 401(k) Retirement Plan

Alpharetta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Neenah Paper 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Frazier & Deeter, LLC
Atlanta, Georgia
June 26, 2013

NEENAH PAPER 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2012	2011
ASSETS:
Participant-directed investments - at fair value:
Interest in master trust	$129,640,241	$117,230,679
Total investments	129,640,241	117,230,679
RECEIVABLES:
Notes receivable from participants	902,077	912,946
Other	52,419	—
	954,496	912,946
Total assets	130,594,737	118,143,625
LIABILITIES - Payables for securities purchased	12,913	1,668
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	130,581,824	118,141,957
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,325,785)	(1,617,890)
NET ASSETS AVAILABLE FOR BENEFITS	$128,256,039	$116,524,067

See notes to financial statements

NEENAH PAPER 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

CONTRIBUTIONS:
Participant	$5,753,942
Employer	1,638,734
Rollovers	168,412
Total contributions	7,561,088
INVESTMENT INCOME - Net gain from interest in Master Trust	12,623,557
INTEREST INCOME FROM NOTES RECEIVABLE FROM PARTICPANTS	30,699
Total additions	20,215,344
BENEFITS PAID TO PARTICIPANTS	(8,457,635)
ADMINISTRATIVE EXPENSES	(25,737)
INCREASE IN NET ASSETS	11,731,972
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	116,524,067
End of year	$128,256,039

See notes to financial statements

NEENAH PAPER 401(k) RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Neenah Paper 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan established on December 1, 2004, by Neenah Paper, Inc. (the “Company”).  The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan and of the Neenah Paper Defined Contribution Master Trust (the “Master Trust”), through which the Plan is funded.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility - An employee of the Company or a participating employer, as defined by the Plan, is eligible to participate in the Plan upon his/her date of hire.

Contributions - Each year, participants may contribute up to 75% of their annual pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants are also allowed to contribute after-tax contributions not to exceed 75% of annual compensation.  For the year ended December 31, 2012, the Company made matching contributions of 75% of the participant’s pre-tax contributions or after-tax contributions up to the first 2% of such participant’s compensation, and 50% of the participant’s pre-tax contributions or after-tax contributions up to the next 3% of the participant’s compensation.  Company matching contributions are contributed on a pay period basis and are discretionary.

If an election is not made by an employee, employees are automatically enrolled to contribute 5% of eligible compensation into the Plan as they become eligible to participate, with annual 1% increases of eligible compensation until the employee’s contribution deferral percentage reaches 10%.  A participant may decline to participate in the Plan or change their deferral percentage in 1% increments at any time.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

The Neenah Paper Stock Fund and the self-directed brokerage accounts are two of the investment options available to participants.  No participant may invest more than 25% and 50% of his/her account balance in the Neenah Paper Stock Fund and Self-Directed Brokerage Accounts, respectively, at any time.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested in the Company’s matching contributions after three years of credited service.  Participants are also 100% vested in the Company’s matching contributions upon termination of employment with the Company if the participant has attained age 55, or upon death.

Notes receivable from participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The notes are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrative committee.  Principal and interest on such notes are paid through salary withholdings over periods generally ranging from 1 to 4 years except that the repayment period for notes made for the purchase of a home may range from 1 to 10 years.  These periods may be extended for leaves of absence due to military duty.

Notes receivable from participants represent loans that are recorded at their unpaid principal balances, plus accrued but unpaid interest thereon.  Interest income on notes receivable from participants is recognized when earned and any loan-related fees are expensed when incurred.  Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

Payment of Benefits Upon termination of service or attainment of age 59 1/2, a participant may generally elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  A participant may make the following regular withdrawals, as defined by the Plan:

(a)                                 After-tax contributions, provided such amounts have been in the Plan for at least 24 months

(b)                                 Company-matching contributions, provided such amounts are vested and have been in the Plan for at least 24 months

(c)                                  Any participant contributions included within his/her rollover account

(d)                                 Pre-tax contributions at age 59 1/2 or for financial hardship purposes

Forfeited Accounts - At December 31, 2012 and 2011, forfeited non-vested accounts totaled $3,097 and $8,763, respectively.  These accounts will be used to either reduce future employer contributions or pay administrative expenses.  For the year ended December 31, 2012, $24,500 in forfeiture balances was used to reduce employer contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Master Trust utilizes various investment instruments, including mutual funds, a common/collective trust fund, employer securities and common stocks.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments and Income Recognition - The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.  The Master Trust holds mutual funds, common/collective trust funds, employer securities and common stock in which the Plan participates.  Shares of mutual funds and common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units of the common/collective trust fund are determined by the Trustee, based upon the quoted market values of the underlying investments held by the fund.

Included in the Master Trust is an investment in the Vanguard Retirement Savings Trust, which is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Vanguard Master Trust”).  The underlying investments of the Vanguard Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The stable value fund, or VRST, is fully benefit-responsive to the participants.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.  The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the VRST was 2.4% and 3.3% at December 31, 2012 and 2011, respectively.  The average yield for this fund was 2.2% and 3.0% for the years ended December 31, 2012 and 2011, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unit holder, tax disqualification of the VRST or unit holder and certain VRST amendments if issuers consent is not obtained.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.  As of December 31, 2012, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment returns for such investments.

Administrative Expenses - Generally, administrative expenses of the Plan are paid by the Company, except for various costs associated with processing notes receivable from participants, account management fees or expenses associated with investments within the self-directed brokerage account which are paid by the Plan, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements — In 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting rules providing guidance on fair value measurement and disclosure requirements.  The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy.  Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy.  The adoption of the disclosures effective in 2012 did not have an impact on the Plan’s net assets or changes in net assets.

NOTE 3 - FAIR VALUE MEASUREMENTS

ASC Topic 820 established a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•                                          Quoted prices for similar assets or liabilities in active markets;

•                                          Quoted prices for identical or similar assets or liabilities in inactive markets;

•                                          Inputs other than quoted prices that are observable for the asset or liability;

•                                          Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodology used at December 31, 2012 and 2011.

•                  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end by obtaining quoted prices on nationally recognized securities exchanges.  Some of the mutual funds include investments in real estate, which are valued based on appraised values.

•                  Shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Units of participation of the common/collective trust are valued by the fund’s trustee based on the fair values of the underlying assets of the fund at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the investments included in the Master Trust at fair value by major categorization for debt and equity securities on the basis of nature and risk of the investments as of December 31, 2012 and 2011, respectively:

Assets at Fair Value as of December 31, 2012

		Level 1	Level 2	Level 3	Total

Mutual funds:
	Blend Funds	$45,579,338	$—	$—	$45,579,338
	Growth Funds	6,627,613	—	—	6,627,613
	Fixed Income Funds	8,439,599	—	—	8,439,599
	Domestic Balanced Funds	31,798,909	—	—	31,798,909
	International Funds	5,867,513	—	—	5,867,513
	Value Funds	4,141,573	—	—	4,141,573
	Other Funds	135,049	—	—	135,049
Total mutual funds		102,589,594	—	—	102,589,594

Common stocks:
	Technology	161,082	—	—	161,082
	Manufacturing	4,467,872	—	—	4,467,872
	Basic Materials	37,377	—	—	37,377
	Services	269,170	—	—	269,170
	Healthcare	65,892	—	—	65,892
	Other	720,292	—	—	720,292
Total common stocks		5,721,685	—	—	5,721,685
Common/collective trust		—	34,428,933	—	34,428,933
Total investments at fair value		$108,311,279	$34,428,933	$—	$142,740,212

Assets at Fair Value as of December 31, 2011

		Level 1	Level 2	Level 3	Total

Mutual funds:
	Blend Funds	$41,393,447	$—	$—	$41,393,447
	Growth Funds	5,404,854	—	—	5,404,854
	Fixed Income Funds	7,679,364	—	—	7,679,364
	Domestic Balanced Funds	25,288,759	—	—	25,288,759
	International Funds	5,664,580	—	—	5,664,580
	Value Funds	4,270,301	—	—	4,270,301
	Other Funds	179,254	—	—	179,254
Total mutual funds		89,880,559	—	—	89,880,559

Common stocks:
	Technology	82,019	—	—	82,019
	Manufacturing	3,447,012	—	—	3,447,012
	Basic Materials	124,218	—	—	124,218
	Services	171,539	—	—	171,539
	Healthcare	38,653	—	—	38,653
	Other	381,218	—	—	381,218
Total common stocks		4,244,659	—	—	4,244,659
Common/collective trust		—	34,482,006	—	34,482,006
Total investments at fair value		$94,125,218	$34,482,006	$—	$128,607,224

There were no significant transfers between Level 1 and Level 2 investments or into or out of Level 3 investments during the year ended December 31, 2012.

NOTE 4 - INVESTMENT IN MASTER TRUST

Except for notes receivable from participants, the Plan’s investment assets are funded through the Master Trust.  The Master Trust was established by the Company and is administered by the Trustee. Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Neenah Paper Retirement Contribution Plan for administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.  The net investment income/loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.  As of December 31, 2012 and 2011, the Plan’s percentage of interest in the Master Trust was approximately 90%.

The investments of the Master Trust at December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Mutual funds	$102,589,594	$89,880,559
Neenah Paper common stock	4,387,587	3,359,540
Other common stock	1,334,098	885,119
Common/collective trust fund	34,428,933	34,482,006
Total investments	$142,740,212	$128,607,224

For the year ended December 31, 2012, the net investment income of the Master Trust’s investments is as follows:

Dividend and interest income	$3,376,312
Net appreciation (depreciation) in fair value of investments:
Mutual funds	9,701,846
Neenah Paper common stock	980,000
Other common stock	(34,314)
Total investment income	$14,023,844

NOTE 5 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held by the Master Trust are shares of mutual funds and units of a common/collective trust fund managed by the Trustee.  As such, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2012 and 2011, the Master Trust held 154,113 shares and 150,517 shares, respectively, of the Company’s common stock (the sponsoring employer), with a cost basis of $3,067,384 and $2,619,350, respectively.  During the year ended December 31, 2012, the Master Trust recorded dividend income from the Company of $66,056.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 7 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 17, 2008, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC.  However, the Plan has been amended since receiving the determination letter.  The Company and Plan management believe that the Plan is currently designed and operated in accordance with the applicable requirements of the IRC.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Company has analyzed the tax positions taken by the plan and has concluded that, as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Company believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 8 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011.

	2012	2011
Net assets available for benefits per the financial statements	$128,256,039	$116,524,067
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,325,785	1,617,890
Net assets available for benefits per Form 5500	$130,581,824	$118,141,957

The following is a reconciliation of net gain from interest in Master Trust per the financial statements to net gain per the Form 5500 for the year ended December 31, 2012.

Net gain per the financial statements	$12,623,557
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	707,895
Net gain per Form 5500	$13,331,452

Form 5500, Schedule H, Part IV, Line 4i -

Schedule of Assets (Held at End of Year)

EIN: 20-1308307, Plan Number: 002

As of December 31, 2012

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value
*	Participant loans	Notes receivable from participants (with interest rates ranging from 3.25% to 8.25% and maturities through August 12, 2022)	**	$902,077

*                                         Party-in-interest

**                                  Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH PAPER 401(k) RETIREMENT PLAN

	By:	/s/ RICHARD F. READ
Richard F. Read
Member, Neenah Paper 401(k) Retirement Plan
Administrative Committee

Date: June 26, 2013